ALPS FUND SERVICES, INC.
1290 Broadway, Suite 1100
Denver, Colorado 80203

June 24, 2016

VIA EDGAR

Sam Brutlag
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Liberty All-Star Equity Fund (File No. 811-04809)

Dear Ms. Brutlag:

The following are responses to the comments that I received from you by telephone on June 16, 2016 regarding the preliminary proxy statement (“Proxy Statement”) filed with the Securities and Exchange Commission (“SEC”) by the Liberty All-Star Equity Fund (the “Fund”) on June 10, 2016.  Your comments and the Fund’s responses are set forth below.

1.	Please confirm that the disclosure under the Trustees/Directors and Executive Officers share ownership table on page 12 meets the requirements under Item 22(b)(3)(ii) of Schedule 14A for each Trustee or nominee for election as Trustee. If it does meet such requirements, please add such conforming disclosure.

The Fund has confirmed that, pursuant to Item 22(b)(3)(ii) of Schedule 14A, there is no arrangement or understanding involving any Director or Officer of the Fund pursuant to which he or she was or is to be selected as such.

2.	Please confirm that the disclosure with regard to Proposal 1 meets the disclosure requirements under Item 22(b) of Schedule 14A and there are no omitted disclosures.

The Fund has confirmed that the current disclosure included in Proposal 1 satisfies the requirements of Item 22(b) of Schedule 14A, and has made certain non-material changes to this disclosure in the definitive proxy statement.

3.	Please make the first reference to Exhibit A a defined term on page 13 with regards to the proposed investment advisory agreement.

The Fund has revised the disclosure to make the first reference to Exhibit A a defined term.

4.	Please confirm the disclosure with regard to Proposal 3 meets the disclosure requirements of Item 22(c) of Schedule 14A with respect to the approval of the investment advisory agreement.

The Fund has confirmed that the current disclosure included in Proposal 3 with respect to approval of the Portfolio Management Agreement satisfies the requirements of Item 22(c) of Schedule 14A.

5.	Please consider revising Proposal 1 on the proxy card to provide a second line of voting boxes for each of the two nominees.

The Fund has revised the instructions for Proposal 1 with regards to withholding authority to vote for an individual nominee.

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) Staff comments or changes to disclosure in response to Staff comments in the proxy statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its proxy statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please free to contact me at 720.917.0711.

Sincerely,

/s/ Alex J. Marks
Alex J. Marks
Secretary

cc:      Abigail Murray, Vice President and Senior Counsel, ALPS Fund Services, Inc.
Clifford Alexander, K&L Gates LLP